PetIQ, Inc.

500 E. Shore Dr., Suite 120

Eagle, Idaho 83616

July 18, 2017

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetIQ, Inc.
Registration Statement on Form S-1
File No. 333-218955

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PetIQ, Inc. (“PetIQ”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-218955) (the “Registration Statement”) be declared effective at 4:00 p.m. (Washington D.C. time), on Thursday, July 20, 2017, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, PetIQ acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve PetIQ from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	PetIQ may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Christina T. Roupas at (312) 558-3722 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ John Newland
John Newland
Chief Financial Officer
PetIQ, Inc.

cc:	James J. Junewicz, Esq.

Christina T. Roupas, Esq.